

6900 Paseo Padre Parkway
Fremont, California 94555

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held
August 4, 2006

TO THE STOCKHOLDERS:

The annual meeting of stockholders of Network Equipment Technologies, Inc., a Delaware corporation, will be held on Friday, August 4, 2006, at 9:00 a.m., local time, at the principal offices of the Company, 6900 Paseo Padre Parkway, Fremont, California, for the following purposes:

1. To re-elect David R. Laube as Class I Director.

2. To transact such other business as may properly come before the meeting.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

Only stockholders of record at the close of business on June 15, 2006 are entitled to notice of and to vote at the annual meeting and at any continuation or adjournment of the annual meeting.

By order of the Board of Directors,



Fremont, California   C. Nicholas Keating, Jr.
June 30, 2006   President and Chief Executive Officer

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE URGED TO VOTE, SIGN, AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE OR VOTE VIA TELEPHONE OR THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD.



6900 Paseo Padre Parkway
Fremont, California 94555

PROXY STATEMENT
For the Annual Meeting of Stockholders

To Be Held
August 4, 2006

Your proxy is solicited by the Board of Directors (the "Board") of Network Equipment Technologies, Inc. ("N.E.T." or the "Company"), for use at the annual meeting of stockholders to be held at 9:00 a.m. on August 4, 2006 (the "Annual Meeting"), at the principal offices of N.E.T. located at 6900 Paseo Padre Parkway, Fremont, California 94555 and at any postponement or adjournment thereof. Stockholders of record on June 15, 2006 (the "Record Date") will be entitled to notice of and to vote at the Annual Meeting.

N.E.T. intends to mail this Proxy Statement and accompanying proxy card, together with the annual report to stockholders, on or about June 30, 2006. As of the Record Date, there were 25,115,471 shares of the common stock of N.E.T. ("Common Stock") outstanding and entitled to vote.

Voting

If you properly mark, sign and return the enclosed proxy card, the shares represented on the card will be voted at the Annual Meeting in accordance with your instructions. You are entitled to one vote for each share of Common Stock held by you. All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers do have discretionary voting power on the election of Directors.

Abstentions and broker non-votes will be counted in determining whether a quorum is present at the Annual Meeting. A majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting must be present in person or by proxy in order for there to be a quorum at the Annual Meeting. The vote required for the election of Directors is described below. Broker non-votes are not counted or deemed to be present for voting purposes or represented for purposes of determining whether that matter has been approved by stockholders.

Instead of submitting a signed proxy card, you may submit your proxy by phone or over the Internet using the control number and instructions accompanying the proxy card. Telephone and Internet proxies must be used in conjunction with, and will be subject to, the information and terms contained on the proxy card. These procedures may also be available to stockholders who hold their shares through a broker, nominee, fiduciary or other custodian.

Any person giving a proxy has the power to revoke it at any time before its exercise at the Annual Meeting by delivering to the Secretary of N.E.T. at 6900 Paseo Padre Parkway, Fremont, California 94555, a written revocation or a duly executed proxy card bearing a later date, or by attending the Annual Meeting and voting in person.

Solicitation

N.E.T. will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of this Proxy Statement and any additional solicitation materials furnished to stockholders. The Company does not presently intend to solicit proxies other than by mail.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Election of Directors

The Certificate of Incorporation of N.E.T. provides for a classified board of directors. The Board is divided into three classes, designated as Class I, Class II and Class III. The current terms for each of these three classes expire at the 2006, 2007 and 2008 annual meeting of stockholders, respectively. Under the Bylaws of N.E.T., the Board may consist of between five and eight Directors, the exact number of Directors to be determined by the Board. The number of Directors is currently set at five.

The nominee for Class I Director is David R. Laube. He has agreed to serve if elected, and management has no reason to believe that Mr. Laube will be unable to serve. Unless otherwise instructed, the proxy holders will vote the proxies received by them for Mr. Laube. If any nominee becomes unwilling or unable to serve as a Director, proxies may be voted for a substitute designated by the Board. The candidate receiving the highest number of affirmative votes of the shares present or represented and entitled to vote at the Annual Meeting will be elected Class I Director of N.E.T. Abstentions and broker non-votes are not counted for the purposes of the election of Directors. The Class I Director elected at the Annual Meeting will hold office until the annual meeting of stockholders in the year 2009 and until a successor, if any, is elected or appointed, or until death, resignation or removal.

The Board of Directors recommends a vote FOR Proposal No. 1.

Directors

Nominees for Re-Election	Age	Director Since	Class and Year Current Term Expires
David R. Laube	58	2001	Class I – 2006*

* If re-elected, his term will expire in 2009.

Other Directors			
Dixon R. Doll	63	1984	Class II – 2007
Peter Sommerer	57	2000	Class II – 2007
Frederick D. D'Alessio	57	2005	Class III – 2008
C. Nicholas Keating, Jr.	64	2001	Class III – 2008

Frederick D. D'Alessio has been a Director of N.E.T. since January 2005. Since 2002, he has served as a General Partner of Capital Management Partners, a consultancy for early stage communications companies. From 1971 to 2001, he held various management positions with Bell Atlantic and its related entities, serving most recently as president of the Advanced Services Group for Verizon Communications, which included Verizon's long distance, DSL and internet service provider businesses, from July 2000 to November 2001, and as group president, consumer services, for Bell Atlantic Communications from December 1998 to June 2000. He also sits on the board of directors of Spirent plc and Aware, Inc., as well as a privately held company.

Dixon R. Doll has been a Director of N.E.T. since April 1984 and became the Company's Chairman of the Board in August 2002. In December 1996, he founded Doll Capital Management, a private venture capital firm that invests in entrepreneurial companies in the information technology and communications markets, where he serves as Managing General Partner. From September 1994 to December 1996, Dr. Doll was actively engaged in venture capital activities as a private investor. From September 1985 to September 1994, Dr. Doll was a partner of Accel Partners, a private venture capital firm. Dr. Doll holds a Bachelor of Science degree in electrical engineering from Kansas State University and Master of Science and Ph.D. degrees in electrical engineering from the University of Michigan. Dr. Doll is also a director of several privately held companies.

C. Nicholas Keating, Jr. has been a Director of N.E.T. since November 2001. He was appointed President and CEO of the Company in July 2005. From October 2000 to February 2004, he served as President and CEO of IP Infusion Inc. and continued to serve on its Board of Directors until early 2005. In 1999 Mr. Keating became President and CEO of US Search.com, a web-based provider of on-line information services to corporate and professional users. From 1993 to 1998, Mr. Keating was an advisor to a number of worldwide organizations, including Integrated Telecom Technologies and Lucent Technologies. From 1987 to 1993, Mr. Keating was a Vice

President and corporate officer of N.E.T. Mr. Keating also serves on the Board of Directors of Foundry Networks and is a Trustee of the Asian Art Museum of San Francisco. He received his BA and MA from American University and was a Fulbright scholar. Mr. Keating also serves on the Board of two privately held companies.

David R. Laube has been a Director of N.E.T. since April 2001. He is currently executive in residence for the school of business at the University of Colorado at Denver. Mr. Laube spent 17 years as a senior executive at U S WEST (now Qwest Communications). Over his last five years at U S WEST, Mr. Laube was the Vice President and Chief Information Officer, leading the largest Information Technologies organization in Colorado. Mr. Laube is a Phi Beta Kappa graduate of the University of Washington with a Bachelor of Arts in finance, holds an MBA from the Wharton School of Business at the University of Pennsylvania and is a CPA. In 2004, Mr. Laube was awarded an honorary doctorate by the University of Colorado. He also serves on the Board of Directors of Carrier Access Corporation.

Peter Sommerer has served as a Director of N.E.T. since April 2000. He is currently President and majority shareholder of Erlauf Holdings Ltd., a private equity investment company located in Canada, a position he has held for more than the past five years. In the period from 1996 to 2004 he also founded, obtained financing for, and served as Chairman of three Internet oriented companies: GoodContacts, a contact management software company acquired by Reunion.com in 2004; Coventus, an internet-based service for business travelers, which was liquidated in 2001; and Vienna Systems, a pioneer of voice-over-Internet technology acquired by Nokia in 1998. From 1990 to 1998 Mr. Sommerer served as President, COO, Director and Vice-Chairman of Newbridge Networks Corporation, which was subsequently acquired by Alcatel. Prior to Newbridge, he served in a number of technical, administrative and general management roles at Mitel Corporation and ITT Austria, now also part of Alcatel. Mr. Sommerer currently serves on the Board of Directors of Nuvo Networks and two privately held companies.

Director Nomination

Criteria for Board Membership. In recommending candidates for appointment or re-election to the Board, the Nominating/Corporate Governance Committee (referred to in the following discussion as the "Nominating Committee") considers the appropriate balance of experience, skills and characteristics required of the Board, and seeks to ensure that at least a majority of the Directors are independent under the rules of the New York Stock Exchange (the "NYSE"), that members of the Company's Audit Committee meet the financial literacy requirements under the rules of the NYSE, that at least one member of the Audit Committee has the accounting or related financial management expertise required by NYSE rules, and that at least one member of the Audit Committee qualifies as an "audit committee financial expert" under the rules of the Securities and Exchange Commission (the "SEC"). Nominees for Director are selected on the basis of their depth and breadth of experience, wisdom, integrity, ability to make independent analytical inquiries, understanding of the Company's business environment and the industry in which it operates, willingness to devote adequate time to Board duties, the interplay of the candidate's experience and skills with those of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any of its committees. In addition, no Director may serve on more than a total of six boards of directors of public companies (including service on the Company's Board).

Stockholder Nominees. The Nominating Committee will consider written proposals from stockholders for nominees for Director. Any such nominations should be submitted to the Nominating Committee c/o the Secretary of the Company and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (b) the names and addresses of the stockholders making the nomination and the number of shares of Common Stock that are owned beneficially and of record by such stockholders; and (c) appropriate biographical information and a statement as to the qualification of the nominee, and should be submitted in the time frame described in the Bylaws of the Company and under the caption, "Stockholder Proposals for 2007 Annual Meeting" below.

Process for Identifying and Evaluating Nominees. In connection with each Director nomination recommendation, the Nominating Committee will consider the issue of continuing Director tenure and take appropriate steps to ensure that the Board maintains an openness to new ideas and a willingness to critically re-examine the status quo. An individual Director's re-nomination is dependent upon such Director's performance as evaluated by the Nominating Committee. Provided a Director's performance has been satisfactory, the Nominating Committee will ordinarily renominate incumbent Directors who continue to be qualified for Board service and are willing to continue as Directors. At such time as candidates are required for nomination to the Board, such as if an incumbent Director is not standing for re-election, the Nominating Committee will seek out potential candidates for Board appointment who meet the criteria for selection as a nominee and have the specific qualities or skills being sought. Director candidates will be selected based on input from members of the Board, senior management of the company and, if the Nominating Committee deems appropriate, a third-party search firm. The Nominating Committee will evaluate each candidate's qualifications and candidates will be interviewed by at least one member of the Nominating Committee. Candidates meriting serious consideration will meet with the other members of the Board, who will provide input to the Nominating Committee. Based on this information, the Nominating Committee will evaluate which of the prospective candidates is qualified to serve as a Director and whether the committee should recommend to the Board that this candidate be appointed to fill a current opening on the Board, or presented for the approval of the stockholders, as appropriate. The Company has never received a proposal from a stockholder to nominate a Director. Although the Nominating Committee has not adopted a formal policy with respect to the evaluation of stockholder nominees, the Company expects that the evaluation process for a stockholder nominee would be similar to the process outlined above.

Board Nominees for the 2006 Annual Meeting. The nominee listed in this Proxy Statement is a current Director standing for re-election and was recommended for selection by the Nominating Committee and was selected by the Board.

Board Committees and Meetings

There are currently three committees of the Board: the Audit Committee, the Compensation Committee and the Nominating/Corporate Governance Committee. Compensation is paid and stock options are granted as set forth below to members of each committee, all of whom are non-employee Board members. Audit Committee members are Messrs. Sommerer (Chairperson), D'Alessio, Doll, and Laube. Compensation Committee members are Messrs. Doll (Chairperson), D'Alessio, and Laube. Nominating/Corporate Governance Committee members are Messrs. Laube (Chairperson), D'Alessio, and Sommerer.

The purpose of the Audit Committee is to assist the oversight by the Board of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the independent auditor's qualifications and independence, and the performance of the Company's internal audit function and independent auditors; and prepare the report of the Committee to be included in the Company's annual proxy statement. The Compensation Committee has direct responsibility to review and approve the compensation of the Company's chief executive officer (the "CEO"); make recommendations to the Board with respect to non-CEO compensation, incentive-compensation, and equity-based plans; and produce an annual report on executive compensation for inclusion in the proxy statement for the Company's annual meeting. The purpose of the Nominating/Corporate Governance Committee is to identify individuals qualified to serve as members of the Board, recommend for selection by the Board nominees for election as Directors of the Company, evaluate the Board's performance, develop and recommend to the Board a set of corporate governance principles applicable to the Company, and provide oversight with respect to corporate governance. Each of the three committees operates under a written charter adopted by the Board. The charters are available at our website (www.net.com) or in print to any stockholder who requests a copy.

During the fiscal year ended March 31, 2006, the Board held five meetings, the Audit Committee held five meetings, the Compensation Committee held four meetings and the Nominating/Corporate Governance Committee held one meeting. Each incumbent Director attended 75% or more of the aggregate number of meetings of the Board and the Committees on which he served during the fiscal year. The Board schedules regular executive sessions in which non-management Directors meet without management participation. Such meetings are presided over by the Chairman of the Board or another non-management Director designated by the Chairman of the Board. The Company encourages all Directors to attend the annual stockholder meetings. One of our Directors attended the 2005 annual meeting of stockholders.

Director Independence; Financial Experts

Messrs. D'Alessio, Doll, Laube, and Sommerer have no business, commercial, legal or accounting relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has such a relationship with the Company) other than as members of the Board and holders of Company stock and stock options, and the Board has determined that each of them is "independent" within the standards of NYSE rules. There are no family relationships among executive officers and/or Directors of N.E.T. The Board has determined that each member of the Audit Committee meets the standards for independence of audit committee members under SEC rules, and that Messrs. Doll, Laube, and Sommerer are each an "audit committee financial expert" as defined under SEC rules.

Communications with Directors

Persons who wish to communicate with our Directors, to report complaints or concerns related to accounting, internal accounting controls or auditing, or to make their concerns known to non-management Directors, may do so using our Whistleblower System. A complaint or concern may be submitted either online through the Whistleblower System at the Internet address www.net.com/wb, or by mail addressed to the Whistleblower Compliance Officer, c/o Legal Dept., N.E.T., 6900 Paseo Padre Parkway, Fremont, CA 94555.

Director Compensation

Each non-employee Board member receives $18,000 per year as annual compensation and the Chairman of the Board receives an additional $3,000 per month for serving in that capacity. Each non-employee Board member, including the Chairman, also receives $1,000 for attendance at each meeting of the Board. Committee Chairs receive a fee of $2,000 for attending a meeting of their committee and the other Committee members each receive $1,000 for attendance at a meeting of any Committee on which they serve. Non-employee Board members are eligible for reimbursement of expenses for attending Board and Committee meetings.

Non-employee Directors receive stock options under the "Automatic Option Grant Program" of the 1993 Stock Option Plan, as follows:

Initial Option Grant. A new non-employee Director, upon first being elected or appointed to the Board, receives an initial option to purchase 30,000 shares of Common Stock. In fiscal 2006, when this provision was first added, each current non-employee Director received an option to purchase 30,000 shares of Common Stock.

Ongoing Option Grants. On the date of each annual meeting:

- *Grant for Service as a Director:* Each non-employee Director who is elected to the Board at such annual meeting, whether first elected or reelected, is automatically granted an option to purchase 12,000 shares of Common Stock.

- *Additional Grant for Service on a Committee:* Each non-employee Director who serves on an active standing committee of the Board at the time of the annual meeting is automatically granted an option to purchase an additional 4,000 shares of Common Stock.

- *Additional Grant for Service as Chairperson of a Committee:* Each non-employee Director who serves as a Chairperson of an active standing committee of the Board is automatically granted an option to purchase a further 4,000 shares of Common Stock or 8,000 shares of Common Stock in the case of the Chairperson of the Audit Committee.

If such an election or appointment occurs sometime other than at an annual meeting, the non-employee Director is automatically granted an option to purchase a pro-rata portion of the applicable number of shares. In the case of election to the Board, the pro-rata calculation is based upon the date first elected to the Board and the date of the next annual meeting at which such Director's term will expire. In the case of appointment as a member of an active standing committee of the Board or as a Chairperson of such a committee, the pro-rata calculation is based upon the date first appointed and the date of the next annual meeting.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee was at any time during fiscal 2006, or any other time, an officer or employee of the Company. Mr. Keating, who was an officer of the Company from 1987 to 1993 and has been President and CEO since July 2005, served as a member of the Compensation Committee from January 15, 2002 until June 28, 2002. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of the Board or the Compensation Committee.

Code of Ethics and Corporate Governance Documents

The Company has adopted a Code of Business Conduct that applies to all Directors, officers and employees, including its principal executive officer, principal financial officer and controller. This Code of Business Conduct meets the requirements of the SEC Rules promulgated under Section 406 of the Sarbanes-Oxley Act of 2002 for a code of ethics. Our corporate governance documents, including our Corporate Governance Guidelines and our Code of Business Conduct, are available at our website (www.net.com) or in print to any stockholder who requests a copy.

Stock Ownership of Five Percent Stockholders, Directors, and Executive Officers

The following table sets forth certain information as of June 15, 2006 (except as otherwise noted), regarding ownership of N.E.T.'s Common Stock by (i) each person known by N.E.T. to be the beneficial owner of five percent (5%) or more of N.E.T.'s Common Stock, (ii) each Director, including the nominee for Director, (iii) each current executive officer of N.E.T. who is also named in the Summary Compensation Table (each, a "Named Executive Officer"), and (iv) all Directors and executive officers of N.E.T. as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated in the table, the address of each individual listed in the table is N.E.T., 6900 Paseo Padre Parkway, Fremont, CA 94555.

Five Percent (5%) Stockholders, Directors, Named Executive Officers, and all Directors and Executive Officers as a Group	Approximate Number of Shares	Percentage of Outstanding Shares
5% Stockholders		
Royce & Associates, Inc. (1)	2,158,000	8.6%
R. Eliot King & Associates Incorporated and John K. Nelson (2)	1,936,875	7.7
Dimensional Fund Advisors, Inc. (3)	1,885,000	7.5
KCM Investment Advisors (4)	1,599,370	6.4
Directors and Executive Officers		
Frederick D. D'Alessio (5)	20,193	*
Dixon R. Doll (6)	275,651	1.1
Talbot A.Harty (7)	71,803	*
C. Nicholas Keating, Jr. (8)	170,544	*
Gary L. Lau (9)	309,679	1.2
David R. Laube (10)	95,443	*
John F. McGrath (11)	218,783	*
Frank Slattery (12)	154,087	*
Peter Sommerer (13)	80,192	*
All Executive Officers and Directors as a group (9 persons) (14)	1,396,375	5.6

* Represents less than 1% of the outstanding shares.

(1) This information was acquired from publicly available information filed with the SEC as of January 30, 2006. Based on this filing, Royce & Associates, Inc. has sole voting and dispositive power with respect to all of the shares shown opposite its name. The address for Royce & Associates is 1414 Avenue of the Americas, New York, NY 10019.

(2) This information was acquired from publicly available information filed with the SEC as of January 23, 2006. Based on the information filed, R. Eliot King & Associates has beneficial ownership of 1,721,550 shares, which constitutes 6.9% of the outstanding Common Stock, with shared voting power as to 1,442,500 of such shares and shared dispositive power as to all such shares; and Mr. Nelson has beneficial ownership of 1,936,875 shares, which constitutes 7.7% of the outstanding Common Stock, with sole voting and dispositive power as to 215,325 of such shares, shared voting power as to 1,442,500 of such shares and shared dispositive power as to 1,721,550 of such shares. The address for these entities is 3000 Sand Hill Road, #2-245, Menlo Park, CA 94025.

(3) This information was acquired from publicly available information filed with the SEC as of February 6, 2006. Based on this filing, Dimensional Fund Advisors, Inc. has sole voting and dispositive power with respect to all of the shares shown opposite its name. The address for Dimensional Fund Advisors, Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.

(4) This information was acquired from publicly available information filed with the SEC as of February 16, 2006. Based on this filing, KCM Investment Advisors has sole voting and dispositive power with respect

to all of the shares shown opposite its name. The address for KCM Investment Advisors is 300 Drake's Landing Road, #190, Greenbrae, CA 94904.

(5) Consists of shares issuable under options exercisable within 60 days of the Record Date.

(6) Includes 149,054 shares issuable under options exercisable within 60 days of the Record Date. Also includes 4,800 shares owned by International Synergies, Ltd., a corporation in which Dr. Doll has a beneficial interest.

(7) Includes 61,803 shares issuable under options exercisable within 60 days of the Record Date.

(8) Includes 128,693 shares issuable under options exercisable within 60 days of the Record Date.

(9) Includes 299,679 shares issuable under options exercisable within 60 days of the Record Date.

(10) Includes 70,443 shares issuable under options exercisable within 60 days of the Record Date.

(11) Includes 203,783 shares issuable under options exercisable within 60 days of the Record Date.

(12) Includes 144,087 shares issuable under options exercisable within 60 days of the Record Date.

(13) Includes 75,192 shares issuable under options exercisable within 60 days of the Record Date.

(14) Includes 1,152,927 shares issuable under options exercisable within 60 days of the Record Date. See notes (5) through (13) above.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Summary of Cash and Certain Other Compensation

The following table sets forth information regarding the compensation earned by N.E.T.'s CEO and each of N.E.T.'s four other most highly compensated executive officers during fiscal 2006, all of whom were serving in such capacities at the end of fiscal 2006, as well as by two former officers who would have been included in such group but for the fact that they were not employed by the Company at the end of fiscal 2006.

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Fiscal Year | Annual Compensation | | Long-Term Compensation | All Other Compensation (1) |
		Salary ($)	Bonus ($)	Securities Underlying Options (#)	
C. Nicholas Keating, Jr. President and Chief Executive Officer	2006	$273,846 (2)	$ 7,500	100,000	$18,246 (3)
Talbot A. Harty (4) Vice President, Marketing and Chief Technology Officer	2006	210,785	2,700	45,000	1,820
Gary L. Lau Senior Vice President, Worldwide Sales & Service	2006	260,683 (5)	20,000	50,000	9,915
	2005	345,626 (5)	–	50,000	11,202
	2004	403,106 (5)	–	–	9,317
John F. McGrath Vice President and Chief Financial Officer	2006	259,577	4,969	40,000	6,991
	2005	229,154	17,500	40,000	6,899
	2004	215,000	30,000	–	7,243
Frank Slattery Vice President and General Counsel	2006	210,300	4,031	30,000	7,120
	2005	190,000	–	40,000	17,258 (6)
	2004	180,000	–	–	6,790 (6)
Hubert A. J. Whyte Former President and Chief Executive Officer	2006	461,538 (7)	–	–	6,650
	2005	400,000	–	100,000	10,122
	2004	400,000	–	–	9,114
Hans Kramer Former Vice President, Engineering	2006	264,737 (7)	4,688	40,000	10,040 (8)
	2005	210,000	45,000	35,000	46,440 (8)
	2004	210,000	40,000	–	88,576 (8)

(1) The amounts reported include N.E.T.'s contributions to the Company's 401(k) plan of up to $2,500 per year, an automobile allowance, and supplemental premiums for group life insurance, but do not include the following perquisites: reimbursement for financial advisory services of up to $2,500 per year, and reimbursement of $9,472 for rental of a local apartment for the Chief Executive Officer.

(2) Mr. Keating was elected President and Chief Executive Officer in July 2005. His annual salary is $400,000.

(3) Includes $6,500 paid in compensation for Mr. Keating's service as a member of the Board of Directors before he became an employee of the Company.

(4) Mr. Harty became an executive officer during fiscal 2006.

(5) Includes commission income of $7,299, $23,833 and $26,148 in fiscal 2006, 2005 and 2004, respectively, earned during but paid after the ends of the fiscal years.

(6) Includes gain on sales of ESPP shares of $10,374 and $4,810 in fiscal 2005 and 2004, respectively.

(7) The amount reported for Mr. Whyte includes $61,538 of unused vacation paid at the time he resigned in July 2005. The amount reported for Mr. Kramer includes $36,391 of unused vacation paid at the time he resigned in March 2006.

(8) Includes gain on sales of stock-option shares of $570, $39,570, and $81,728 in fiscal 2006, 2005 and 2004, respectively.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

The following table shows all grants of options to the Named Executive Officers in fiscal 2006 under the 1993 Option Plan. The percentage of options is based on an aggregate of 1,546,650 options granted by the Company during fiscal 2006 to the Company's employees, including the Named Executive Officers. Pursuant to SEC rules, the table also shows the potentially realizable dollar value of options granted at the end of the option terms (ten years) if the stock price were to appreciate annually by 5% and 10%, respectively. There is no assurance that the stock price will appreciate at the rates shown in the table. The vesting schedule for exercisability of each of these grants is one third of the shares on March 1, 2006, and the balance of the shares in incremental pro rata amounts over each of the following 24 months.

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term | |
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date	5%	10%
C. Nicholas Keating, Jr.	100,000	6.5%	$4.55	07/19/2015	$285,553	$723,305
Talbot A. Harty	5,000	0.3%	$4.69	08/01/2015	$14,748	$37,373
Talbot A. Harty	40,000	2.6%	$4.59	10/11/2015	$115,465	$292,611
Gary L. Lau	50,000	3.2%	$4.69	08/01/2015	$147,476	$373,733
John F. McGrath, Jr.	40,000	2.6%	$4.69	08/01/2015	$117,981	$298,986
Frank Slattery	30,000	1.9%	$4.69	08/01/2015	$88,485	$224,240
Hubert A. J. Whyte	–	–	–	–	–	–
Hans Kramer	40,000	2.7%	$4.69	08/01/2015	$117,981	$298,986

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

The following table sets forth information concerning the exercise of options during fiscal 2006 and unexercised options held as of the end of such year by the Named Executive Officers. The value realized is based on the fair market value of the underlying securities as of the date of exercise, minus the per share exercise price, multiplied by the number of shares underlying the option. The value of unexercised in-the-money options are based on a value of $3.97 per share, the last reported sale price of the Common Stock on the New York Stock Exchange on March 31, 2006 (the last day of fiscal 2006), minus the per share exercise price, multiplied by the number of shares underlying the option.

| | Shares Exercised | | Number of Securities Underlying Unexercised Options at FY-End (#) | | Value of Unexercised In-The-Money Options at FY-End | |
Name	Number	Value	Exercisable	Unexercisable	Exercisable	Unexercisable
C. Nicholas Keating, Jr.	–	–	126,916	5,084	$9,120	$0
Talbot A. Harty	–	–	55,700	29,300	–	–
Gary L. Lau	–	–	290,283	35,917	$20,513	$822
John F. McGrath, Jr.	–	–	197,366	27,634	$100,116	$284
Frank Slattery	–	–	139,900	20,100	–	–
Hubert A. J. Whyte	–	–	814,749	63,751	$50,147	$5,938
Hans Kramer	–	–	216,313	–	$9,414	–

Equity Compensation Plan Information

The following table sets forth information as of March 31, 2006 with respect to the equity compensation plans under which Common Stock is authorized for issuance.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	3,032,220	$7.3377	1,814,128
Equity compensation plans not approved by security holders (2)	3,215,842	$7.1632	1,842,521
Total	6,248,062	$7.2479	3,656,649

(1) Includes the 1993 Option Plan and the 1998 Employee Stock Purchase Plan.

(2) Includes the 1993 U.K. Stock Option Plan, the 1997 Stock Option Program and the 2002 N.E.T. Europe Ltd. Employee Stock Purchase Plan.

The material terms of the Company's plans are described, in accordance with the requirements of the Statement of Financial Accounting Standards No. 123, in a footnote to the Company's financial statements, which are included in the Company's Form 10-K filed on June 13, 2006. See Note 9: "Capital Stock." This information is incorporated herein by reference.

Employment Contracts

Each of N.E.T.'s executive officers, including Mr. Keating, has an agreement with N.E.T. that provides for immediate vesting of all the executive officer's outstanding stock options in the event of the termination (including certain forms of constructive termination) of the executive officer's employment within one year after a Corporate Transaction or Change of Control as those terms are defined in the 1993 Option Plan. In addition, the agreements with Messrs. Keating, Harty, McGrath and Slattery further provide for a severance payment equal to one year's base salary upon such a termination of employment.

Certain Relationships and Related Transactions

In October 2005, the Company entered into a license and development agreement with a third party technology supplier, under which the Company agreed to pay $3 million as a license acquisition fee (of which $2.4 million was paid in fiscal 2006), and will pay an ongoing royalty for use of the licensed technology. Mr. Keating is a member of the Board of Directors of the supplier. The transaction was reviewed by a special committee of independent Directors, and was approved by the Board in executive session, which Mr. Keating did not attend.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Under the securities laws of the United States, N.E.T.'s Directors, executive officers and any persons holding more than 10% of N.E.T.'s Common Stock are required to report initial ownership of the Common Stock and any subsequent changes in ownership to the SEC. Specific due dates have been established by the SEC and N.E.T. is required to disclose in this Proxy Statement any failure to file by these dates. Based upon (i) the copies of Section 16(a) reports which N.E.T. received from such persons for their fiscal 2006 transactions, and (ii) the written representations received from one or more of such persons, N.E.T. believes that there has been compliance with all Section 16(a) filing requirements applicable to such officers, Directors and 10% beneficial owners for fiscal 2006.

REPORT OF THE COMPENSATION COMMITTEE

Introduction

N.E.T.'s compensation programs are administered by the Compensation Committee of the Board. The Compensation Committee reviews and approves the compensation of the Company's executive officers, including incentive-compensation and equity-based plans. The other independent Directors participate in decisions regarding CEO compensation. The Compensation Committee is composed entirely of independent Directors. No member of the Compensation Committee was at any time during fiscal 2006, or any other time, an executive officer of N.E.T.

Compensation Philosophy and Objectives

The Compensation Committee operates under a compensation philosophy designed to attract and retain qualified executive officers and other key employees critical to N.E.T.'s success. Part of the Committee's philosophy is to reward performance. The Committee also considers the competitive environment for executive and other employees. Incentive and other compensation programs for all employees are performance-based with a focus on both individual and company performance. For executive officers, incentive cash compensation amounts (excluding commission payments to sales executives) are more heavily dependent on Company achievements than on individual performance and require the Company to achieve designated financial targets.

With this philosophy as a guide, N.E.T.'s executive compensation programs are designed to meet the following objectives:

1. Compensation should aid in attracting and retaining executive officers with competitive total compensation packages that take into account compensation practices of competing companies.

2. Compensation should align the financial interests of executive officers with those of stockholders by providing equity-based, long-term incentives.

3. Compensation should reflect corporate-wide performance. Executive officers should have a substantial portion of their variable compensation be dependent upon company financial performance and meeting other key objectives for the success of N.E.T.

4. Compensation should reflect individual performance. Those executive officers that meet identified goals and objectives and perform at a higher level will be rewarded accordingly. Executives who fail to meet identified goals and objectives will have that fact reflected in their compensation.

Compensation Factors

There are three components to N.E.T.'s executive officer compensation: 1) base salary; 2) incentive compensation; and 3) long-term equity-based incentives.

In setting the compensation levels of the executive officers, including the CEO, the Compensation Committee works with N.E.T.'s Human Resources Department. Human Resources retains outside consultants to provide them with compensation surveys and other competitive data. Competitive data focuses on N.E.T.'s direct competitors as well as networking companies generally in the Silicon Valley where N.E.T. is headquartered. In setting the compensation for other executive officers, the CEO makes recommendations to the Compensation Committee supported by competitive and other information provided by the Human Resources Department. The Compensation Committee makes all final decisions regarding executive compensation and acts in its sole discretion, except that the other independent Directors participate in decisions regarding CEO compensation.

- *Base Salary.* Base salaries are evaluated annually for all executive officers, including the CEO. The level of base salary is established primarily on the basis of the individual's qualifications and relevant experience, the strategic goals for which he or she has responsibility, the compensation levels at companies that compete with the Company for business and executive talent, and the incentives necessary to attract and retain qualified management. The Company's performance does not play a significant role in the determination of base salary. The base salary for executive officers is targeted at the sixtieth (60th) percentile of salaries for comparable positions in companies that compete with the Company for executive talent. The Compensation Committee believes that N.E.T.'s most direct competitors for executive talent are not necessarily the companies that N.E.T. uses in a comparison for stockholder returns. As a result, the compensation comparison group is not the same as the industry group index in the Stock Performance Graph appearing later in this Proxy Statement.

- *Incentive Compensation.* N.E.T.'s executive officers along with all employees are eligible to participate in the Company's incentive compensation programs. In fiscal 2006, for employees not on a sales commission-based compensation program, the Compensation Committee approved a bonus program providing for cash awards determined as a percentage of base salary. Under the bonus program, awards are determined by measuring the performance of the Company relative to certain goals for revenue and profitability and may also take into account individual performance against objectives. In the second quarter of fiscal 2006, the Company met certain goals and awarded cash bonuses under this program. The Committee has not adopted a formal bonus program for fiscal 2007, but may award discretionary bonuses based on performance. Sales personnel, including sales executives, participate in commission-based compensation programs. Mr. Lau received commissions based on total revenue derived under his supervision. These commissions typically represent a material part of his overall cash compensation package, and the Committee believes it is appropriate and comparable to those received by similarly situated sales officers of high technology companies of comparable size and market capitalization. In addition to the broad-based incentive programs described above, the Committee has from time to time approved special bonus incentives for particular officers, generally in connection with specific projects. In fiscal 2006, Mr. Lau received a special cash bonus in lieu of commission payments for sales in the first quarter.

- *Long-term equity based compensation.* The 1993 Option Plan provides executive officers with incentives to maximize stockholder value and manage N.E.T. from the viewpoint of our stockholders by providing an equity stake in the company. Awards under this plan can take the form of stock options, restricted stock or stock appreciation rights. Historically, the Compensation Committee has granted only stock options under this plan, but in fiscal 2007 has begun to grant restricted stock. The Committee will continue to grant stock options, particularly for new hires, but intends to use restricted stock as a primary form of equity incentive. In determining the number of shares awarded to executive officers, as well as the associated vesting schedules, the Compensation Committee considers various subjective factors primarily relating to the responsibilities of the individual officers, their expected future contributions, the number of shares owned by the officer that are already vested and the number that continue to be subject to vesting, and the vesting schedules and exercise prices of such shares or options. In addition, the Committee examines the level of equity incentives held by each officer relative to the other officers' equity positions and their tenure, responsibilities, experience and value to the Company. The Committee has established general guidelines for making equity awards to executive officers based upon the above factors; however, the Committee does not strictly adhere to these guidelines and may vary the size of the award made to an executive officer as circumstances warrant.

CEO Compensation

C. Nicholas Keating, Jr. became President and CEO of N.E.T. on July 19, 2005. As described above for the Company's other executive officers, Mr. Keating's base salary is based on a number of factors, including compensation levels at companies that compete with the Company for business and executive talent and the incentives necessary to attract and retain qualified management. Mr. Keating's base salary for fiscal 2006 was $400,000 per year. The Compensation Committee may adjust Mr. Keating's salary in the future, based upon comparative salaries of chief executive officers in the Company's industry, and other factors that may include the financial performance of the Company and Mr. Keating's success in meeting strategic goals. In accordance with the formula for the incentive plan used for all executive officers, Mr. Keating's fiscal 2006 incentive compensation was based on the actual financial performance of the Company.

Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code (the "Code") limits N.E.T. to a deduction for federal income tax purposes of no more than $1 million of compensation paid to executive officers named in the Summary Compensation Table in a taxable year. Compensation above $1 million may be deducted if it is "performance based" within the meaning of the Code. The Compensation Committee currently believes that the Company should be able to manage its executive compensation program so as to preserve the related federal income tax deductions, although individual exceptions may occur.

Compensation Committee Members

Dixon R. Doll, Chairman
Frederick D. D'Alessio
David R. Laube

Stock Performance Graph

The graph depicted below shows N.E.T.'s stock price as an index assuming $100 invested over the five year period beginning on March 31, 2001, along with the composite prices of companies listed in the S&P 500 Index and Nasdaq Telecommunications Index. All values assume reinvestment of the full amount of all dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN



This section is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not deemed to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board is responsible for appointing and determining the compensation of the independent auditors to conduct the annual audit of N.E.T.'s accounts, reviewing the scope and results of the independent audits, and reviewing and evaluating internal accounting policies. Each of the members of the Audit Committee is independent, as defined under the current listing standards of the NYSE and the standards for independence of audit committee members under current SEC rules. The Audit Committee operates under a written charter prepared by the Audit Committee and adopted by the Board of Directors. Management of the Company has primary responsibility for preparing the Company's financial statements and for the Company's financial reporting process. The Company's independent registered public accounting firm, Deloitte & Touche LLP, is responsible for expressing an opinion on the conformity of the Company's audited consolidated financial statements to accounting principles generally accepted in the U.S.

In this context and in connection with the audited consolidated financial statements contained in the Company's Annual Report on Form 10-K, the Audit Committee:

- reviewed and discussed the audited consolidated financial statements with the Company's management;

- discussed with Deloitte & Touche LLP, the Company's independent registered public accounting firm, certain matters related to the conduct of the audit, as required by Statement of Auditing Standards No. 61, Communication with Audit Committees, which includes, among other things, (i) methods used to account for significant unusual transactions; (ii) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus; (iii) the process used by management in formulating particularly sensitive accounting estimates and the basis for the accountants' conclusions regarding the reasonableness of those estimates; and (iv) disagreements, if any, with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements;

- met with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting;

- reviewed the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standard Board Standard No. 1, "Independence Discussions with Audit Committees," discussed with the auditors their independence from the Company, and concluded that the non-audit services performed by Deloitte & Touche LLP are compatible with maintaining their independence; and

- instructed the independent registered public accounting firm that the Audit Committee expects to be advised if there are any subjects that require special attention.

Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements for fiscal 2006 be included in the Company's Annual Report on Form 10-K for the year ended March 31, 2006, for filing with the SEC, and the Board of Directors approved such inclusion.

Audit Committee Members

Peter Sommerer, Chairman
Frederick D. D'Alessio
Dixon R. Doll
David R. Laube

Relationship with Independent Registered Public Accounting Firm

Deloitte & Touche LLP and its predecessors have acted as the Company's independent auditors since the Company's inception. In accordance with standard policy, Deloitte & Touche LLP periodically changes the individuals who are responsible for the Company's audit.

Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting, will have the opportunity to make statements if they desire to do so, and are expected to be available to respond to appropriate questions.

The following table shows the fees paid or accrued by the Company for the audit and other services provided by Deloitte & Touche LLP for fiscal 2006 and 2005.

	2006	2005
Audit Fees (1)	$792,400	$896,085
Tax Fees (2)	20,091	31,616
Total	$812,491	$927,701

(1) Audit fees represent fees for professional services provided in connection with the audit of the Company's annual financial statements and review of the Company's quarterly financial statements and audit services provided in connection with statutory or regulatory filings ("Financial Audit") and in connection with the audit of management's report on the effectiveness of the Company's internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 ("404 Audit"). In fiscal 2006, the Financial Audit and 404 Audit were performed and billed on an integrated basis. In fiscal 2005, approximately $413,000 of the total was for Financial Audit services and approximately $483,000 was for 404 Audit services.

(2) Tax fees consisted primarily of tax compliance consultations and preparation of international tax returns.

Administration of the Engagement; Pre-Approval of Audit and Permissible Non-Audit Services

Before the independent registered public accounting firm is engaged by the Company to perform audit or permissible non-audit services, the engagement is approved by the Audit Committee. These services may include audit services, audit-related services, tax services and other services. The Audit Committee may establish, either on an ongoing or case-by-case basis, pre-approval policies and procedures providing for delegated authority to approve the engagement of the independent registered public accounting firm, provided that the policies and procedures are detailed as to the particular services to be provided, the audit committee is informed about each service, and the policies and procedures do not result in the delegation of the audit committee's authority to management.

FORM 10-K

The company will mail without charge, upon written request, a copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006, including the financial statements, schedules, and list of exhibits. Requests should be sent to: Investor Relations, N.E.T., 6900 Paseo Padre Parkway, Fremont, CA 94555.

STOCKHOLDER PROPOSALS FOR 2007 PROXY STATEMENT

Proposals of stockholders that are intended to be presented at N.E.T.'s annual meeting of stockholders to be held in 2007 (the "2007 Annual Meeting") must be received by N.E.T. no later than March 15, 2007 in order to be included, if appropriate, in the proxy statement and proxy relating to the 2007 Annual Meeting.

In addition, pursuant to N.E.T.'s bylaws, in order for any stockholder to propose any business (including nominations for Director) at an annual meeting, such stockholder is required to provide N.E.T. with advance written notice at least 60 days prior to such meeting (no later than June 14, 2007, assuming the 2007 Annual Meeting is held on August 14, 2007). The notice must contain certain information regarding such stockholder (and any nominee for Director), any arrangements between the stockholder and the nominee, and any other information regarding such nominee or each matter of business proposed by the stockholder that would be required to be disclosed in a Proxy Statement filed with the SEC for solicitations of proxies to approve such proposed business.

Any such proposals or notices should be directed to the attention of the Corporate Secretary, Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway in Fremont, CA 94555.

OTHER BUSINESS

The Board of Directors knows of no other business that will be presented for consideration at the Annual Meeting. If other matters are properly brought before the Annual Meeting, however, it is the intention of the persons named in the accompanying proxy card to vote the shares represented thereby on such matters in accordance with their best judgment.

By order of the Board of Directors,

C. Nicholas Keating, Jr.
President and Chief Executive Officer

June 30, 2006